UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

FIRST PULASKI NATIONAL CORPORATION
 (Name of the Issuer)

FIRST PULASKI NATIONAL CORPORATION
 (Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

N/A
 (CUSIP Number of Class of Securities)

Mark A. Hayes
206 South First Street
Pulaski, Tennessee 38478
(931) 363-2585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

D. Scott Holley, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201-2017
(615) 742-6200

This statement is filed in connection with (check the appropriate box):
☑ a.     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange
             Act of 1934.
☐ b.     The filing of a registration statement under the Securities Act of 1933.
☐ c.     A tender offer.
☐ d.     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,158,393.05	$248

* For purposes of calculation of fee only, this amount is based on 53,785 shares (the number of shares of common stock of the Issuer to be converted into Class A common stock in the proposed Reclassification) multiplied by $40.13, the book value per share of common stock computed as of June 30, 2012.

** Determined pursuant to Rule 0-11(b) by multiplying $2,158,393.05 by .00011460.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________	Filing Party:________________________
Form or Registration No.:_____________________________	Date Filed:_________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

            This Amendment No. 3 (the "Final Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") is being filed by First Pulaski National Corporation, a Tennessee corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information.

            This Final Amendment reports the consummation of the transactions contemplated by the Schedule 14A Proxy Statement filed by the Company with the Securities and Exchange Commission (the "SEC") on October 5, 2012 (the "Proxy Statement ") and voted upon by the shareholders of the Company at the special meeting held on November 8, 2012. The Reclassification Transaction (defined below), as described in the Proxy Statement, was approved by a majority of the votes entitled to be cast by the holders of all the common stock outstanding on the record date. As a result, an amendment to the Charter of the Company was duly adopted and filed with the Tennessee Secretary of State on November 9, 2012.

            Under the terms of the Reclassification Transaction, the Company's board of directors recommended and the shareholders adopted an amendment to the Charter which provided for the authorization of a new class of capital stock, Class A stock, and the reclassification of shares of common stock held by shareholders who own less than 201 shares of common stock into Class A stock. The reclassifications were made on the basis of one share of Class A as described above for each share of common stock held as of the close of business on September 20, 2012 (the "Reclassification Transaction").

            As a result of the Reclassification Transaction, there were fewer than 1,200 shareholders of record of the Company's common stock, which allowed the Company to terminate the registration of its common stock under Section 12(g) of the Exchange Act. On November 9, 2012, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company's common stock under Section 12(g) of the Exchange Act.

SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 9, 2012

                                                                                                                                FIRST PULASKI NATIONAL CORPORATION

                                                                                                                                By: /s/ Mark A. Hayes
                                                                                                                                Name: Mark A. Hayes
                                                                                                                                Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

(a)	Definitive Proxy Statement, together with proxy card*
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Definitive Proxy Statement*
(g)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 5, 2012.